File No. 812-15209

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Third Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

In the matter of:

Blue Tractor ETF Trust
Blue Tractor Group, LLC

57 West 57th Street, 4th Floor
New York, NY  10019

All communications and orders to:
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com

Page 1 of 11 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on June 3, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

Third Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

Blue Tractor ETF Trust
Blue Tractor Group, LLC

File No. 812-15209

I.	INTRODUCTION
In this application, as amended, (“Application”), Blue Tractor Group, LLC (the “Initial Adviser”) and Blue Tractor ETF Trust (the “Trust” and collectively with the Initial Adviser, the “Applicants”), request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend a portion of the prior order, as previously amended, issued to Applicants under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Prior Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition.1  As described below, the Application seeks to amend the Prior Order to permit a Fund to engage in short sales with respect to the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.
II.	APPLICANTS’ PROPOSAL
A.	Background
The Prior Order permits the Trust to create and operate Funds that are actively managed ETFs. However, unlike traditional actively-managed ETFs, Applicants will operate “Shielded Alpha® ETFs,” Funds that do not disclose their full portfolio holdings daily pursuant to the Prior Order. Rather, the Funds allow for efficient trading through the publication of

[1]
The Applicants previously filed an amended and restated application with the Commission (File No. 812-14625) on October 23, 2019 (the “Original Application”) requesting such relief. The Original Application was noticed in Investment Company Act Release No. 33682 dated November 14, 2019, and received an order granting the relief in Investment Company Act Release No. 33710 dated December 10, 2019 (the “Original Order”). The Applicants subsequently filed an amended and restated application to amend the Original Order to add flexibility for Funds to use “custom baskets” (File No. 812-15162) on January 19, 2021 (“Custom Basket Application”), which was noticed in Investment Company Act Release No. 34194 dated February 10, 2021, and received the Prior Order in Investment Company Act Release No. 34221 dated March 9, 2021.  Except as specifically noted herein, all representations and conditions contained in the Original Application, as amended by the Custom Basket Application, remain applicable to the operation of the Funds and will apply to any Funds relying on the Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Original Application and Custom Basket Application.  Pursuant to the Commission’s recent release adopting Rule 12d1-4 under the 1940 Act, the relief granted in the Prior Order under section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, expired on January 19, 2022, one year from the effective date of Rule 12d1-4. See Fund of Funds Arrangements, 1940 Act Rel. No. 10871 (Oct. 7, 2020), at III.

the Dynamic SSRSM Portfolio (“Portfolio Reference Basket”), while generally shielding the specific weightings of the full Fund portfolio contents and recent trading activity in the Fund’s actual portfolio (“Actual Portfolio”) to protect the Funds’ performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Fund.
Even though the Funds will not publish their full portfolio holdings daily, the Portfolio Reference Basket allows market participants to assess the intraday value and associated risk of a Fund’s Actual Portfolio. Daily disclosure of the Portfolio Reference Basket and Guardrail Amount permit effective arbitrage activity from differences between a Fund’s trading price and its NAV, including hedging of risks associated with arbitrage and market making activities. As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV.
The Funds can only invest in Portfolio Instruments.2  The Original Application also stated that no Fund will borrow for investment purposes or hold short positions.3  Applicants seek the flexibility for a Fund to engage in short selling, but only in the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.4  Applicants intend to segregate liquid assets to cover the short sales, either with cash or cash equivalents that are Portfolio Instruments or other Portfolio Instruments.5  Such flexibility would allow a Fund to pursue long/short investment strategies similar to those utilized by fully transparent ETFs, although only with respect to the asset types that are currently available for investment by the Funds (each such Fund, a “Long/Short Fund”).6  For example, a Long/Short Fund could invest in U.S. exchange-listed common stocks and engage in short sales of U.S. exchange-listed common stocks.  Through short-selling, the Long/Short Fund would sell a security that has been borrowed from a third party with the intention of buying an identical security back at a later date to return to that third-party.7  Accordingly, short-selling is a technique that can be used by the Long/Short Fund to attempt to profit from the falling price of a security.  When the Long/Short Fund receives cash from the short sale, the Long/Short Fund could hold the short proceeds in cash or cash equivalents until the Long/Short Fund needs to repurchase the security that was sold short and return the security to the borrower.  Alternatively, some Long/Short Funds may invest the cash received from short sales in additional Portfolio Instruments.  Such a strategy would be considered a form of leverage because of the increased investment exposure resulting from the investment of the short proceeds in additional long positions for investment purposes.
B.	Fund Operations
The Long/Short Funds will operate in the same manner as the Funds.  As with the Funds previously approved by the Commission under the Prior Order, the Long/Short Funds will provide information relevant to the value of the portfolios of the Funds, but generally without revealing the specific weightings of the Portfolio Instruments, through the Portfolio Reference Basket.
As described in the Original Application, the Adviser has developed a proprietary algorithmic process that will be applied to the Portfolio Instruments on a daily basis to generate the Portfolio Reference Basket.  The Portfolio Reference Basket will be publicly available on the Fund website before the commencement of trading in Shares on each Business Day.8

[2]	Original Application at 8.
[3]	Id.
[4]	A Long/Short Fund (as defined below) would sell short only exchange-traded Portfolio Instruments.
[5]	The Funds will comply with the asset coverage requirements for short sales under Rule 18f-4 under the 1940 Act, among other requirements.
[6]
According to ETFdb.com, as of June 1, 2022, there are approximately 24 ETFs that are currently identified as Long/Short ETFs, with total assets under management of approximately $4 billion.  See https://etfdb.com/etfdb-category/long-short/ (as viewed on June 2, 2022).  Applicants believe that investors would benefit from the ability to invest in Funds that utilize such long-short investment strategies, as well as Funds that simply utilize short selling as components of their general portfolio management processes.

[7]	The Funds intend to achieve short exposures through short-selling only and not through any other means such as entering swap agreements.
[8]
In the case of short positions for a Long/Short Fund, each short position in the Actual Portfolio will be listed as a distinct holding in the Portfolio Reference Basket with a negative number next to the relevant ticker.  If the same security is held as both a long position and a short position, the Portfolio Reference Basket will list each of those positions as distinct holdings / liabilities and will not net the positions.

Pursuant to the Prior Order, the Portfolio Reference Basket construction process has four key elements:  same securities as the portfolio, substantial overlap with the portfolio assets, guardrails on weightings deviations of individual securities, and correlated performance.9  The Portfolio Reference Basket will be constructed in the same manner for a Long/Short Fund.  The Portfolio Reference Basket will include a first portion corresponding to the long positions in the Actual Portfolio and a second portion corresponding to the short positions in the Actual Portfolio, so that in the aggregate, the Portfolio Reference Basket will provide an arbitrage tool to allow market participants to price and hedge their positions in the ETF Shares.  As described below, each of the two portions will be subject to the same elements that currently apply to the construction process applicable to the Portfolio Reference Basket.10  First, in addition to the long positions, all of the short positions will be included in the Portfolio Reference Basket.  The long positions in the Portfolio Reference Basket will satisfy the minimum weightings overlap requirement with respect to the long positions in the Actual Portfolio as of the beginning of each trading day, and the short positions in the Portfolio Reference Basket similarly will satisfy the minimum weightings overlap requirement with respect to the short positions in the Actual Portfolio as of the beginning of each trading day.  Second, a published Guardrail Amount11 will be applicable to the weightings of the long positions and a published Guardrail Amount will be applicable to the weightings of the short positions to ensure that no individual long position or short position in the Portfolio Reference Basket will be overweighted or underweighted by more than its applicable publicly disclosed percentage when compared to its corresponding weighting in the corresponding long or short portion of the Actual Portfolio.  Ultimately, the algorithm will generate the weightings of the specific long and short positions in the Portfolio Reference Basket to maximize the correlation on an aggregate basis between the Portfolio Reference Basket and the Actual Portfolio.12
The other operations of a Long/Short Fund also will be the same as for other Funds.  Although short positions cannot be transferred within the Creation Basket, long positions and cash amounts representing the net value of short positions would be included in the Creation Basket, just as with transparent long/short ETFs relying on Rule 6c-11.
C.	The Use of Short Positions Raises No New Policy Concerns
Applicants do not believe that the use of short positions related to the Portfolio Instruments will give rise to any new policy concerns.  As noted above, short positions would not be transferred within a Creation Basket, which is also the case with fully transparent active ETFs that engage in short selling.  Because the portfolio manager would sell short and receive cash proceeds as a portfolio transaction, the Creation Basket generally would consist of the long positions held by the Long/Short Fund and would not contain a significant cash component.  For example, if a Long/Short Fund receives a redemption request, Applicants would expect the portfolio manager to use the cash and/or cash equivalents held to cover short positions to acquire the securities needed to close the short positions.13  Because the short liabilities would net against the coverage assets, such portfolio transactions would not affect the contents of the Creation Basket.  The Creation Basket delivered to satisfy the redemption would consist of long positions that were not held as coverage assets.14  With respect to a creation, the Creation Basket would consist of long positions requested by the portfolio manager for the Long/Short Fund.  At

[9]	Original Application at 9-10.
[10]
In order to provide additional transparency to market participants, a Fund will disclose publicly on its website the respective aggregate weightings of the long and short positions in the Actual Portfolio.  In this manner, market participants will understand the overall long and short exposures in the Actual Portfolio even though the weightings of individual long and short positions in the Portfolio Reference Basket will be different than the weightings of those individual long and short positions within the Actual Portfolio.

[11]
As described in the Original Application, the potential deviation in the weightings of specific securities and cash positions in the Portfolio Reference Basket from the weightings of those specific securities and cash positions in the Actual Portfolio as of the beginning of each trading day will be subject to a publicly disclosed maximum deviation (e.g., 2%) (the “Guardrail Amount”).

[12]
As noted, the algorithm would seek to maximize the correlation of the full Portfolio Reference Basket to the Actual Portfolio.  Applicants believe that this approach would result in a high level of correlation between the performance of the Portfolio Reference Basket and the Actual Portfolio, which would help to minimize Tracking Error, as defined in the Original Application.

[13]
To the extent that the short positions are covered by long positions, Applicants would expect the portfolio manager to sell such long positions to generate the proceeds with which to purchase the securities to close the short positions.

[14]
As is standard with ETFs that engage in in-kind creations and redemptions, a Cash Amount would supplement the securities contained in a Creation Basket to ensure that creations and redemptions occur at the net asset value of the Shares in the Creation Unit.  To the extent that a Long/Short ETF held cash and/or cash equivalents for purposes other than coverage for short positions (e.g., as uninvested cash), the Creation Basket also could contain additional cash amounts.

the time of the deposit of the Creation Basket, the portfolio manager would sell short certain securities as portfolio transactions outside of the Creation Basket process, and the Long/Short Fund either would hold the cash proceeds from the short sales as coverage assets or invest the proceeds of the short sales in additional long positions that would cover the short positions.
Most significantly, the Portfolio Reference Basket will continue to serve as an effective alternative to full portfolio transparency for any Long/Short Funds.15  The disclosure of short positions as described above will not change the ability of arbitrageurs and market participants to recognize, value, and execute on arbitrage opportunities.  The inclusion of short positions in the Actual Portfolio and disclosure of those short positions in the Portfolio Reference Basket also will not disrupt the correlation between the performance of the Portfolio Reference Basket and the Actual Portfolio.  Applicants also believe that the pricing of short positions in the Portfolio Instruments should be as readily ascertainable as the pricing of long positions in those same Portfolio Instruments because the pricing of the short positions will reflect the liquidity and pricing transparency of the related Portfolio Instruments.  In this regard, Applicants also note that a Long/Short Fund would sell short only exchange-traded Portfolio Instruments.  As a result, Applicants expect that market makers will understand the value and risk of the Actual Portfolio such that they can make efficient markets in the Shares.  Applicants also note that the Adviser and Board would continue to have the same oversight responsibilities as described in the Original Application, including with respect to the Tracking Error between the Portfolio Reference Basket and the Actual Portfolio, the level of any market price premium or discount to NAV, and the bid/ask spreads on market transactions in Shares of Long/Short Funds.
All of the other terms and conditions of the Prior Order will continue to apply to Long/Short Funds and will provide appropriate protections for shareholders, as previously described to the Commission in the Original Application and the Custom Basket Application.
D.	Comparability of Relief Sought to Prior Relief Granted by the Commission
The Commission previously granted the Prior Order to permit the operations of the Funds.  As discussed above, Applicants do not believe that the ability for the Funds to hold short positions under the circumstances described above alters the rationale for the requested relief, and the same terms and conditions will apply to the requested relief.  As a more general matter, Applicants also note that many existing fully transparent ETFs engage in short-selling, and long/short ETFs with fully transparent portfolios may operate in reliance on Rule 6c-11 under the 1940 Act. 16  The difference between existing ETFs that use short positions and the Long/Short Funds relates to the difference in transparency and the requirements of the Prior Order, as discussed above, but not to the use of short-selling within the ETF structure itself.
III.	REQUEST FOR RELIEF
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order.  The Applicants are seeking to amend the terms of the Prior Order in order to have the ability to permit a Fund to enter into short positions with respect to the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.
For the reasons stated in the Prior Order and herein, Applicants believe that:
•
With respect to the relief pursuant to Section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the

[15]
Two examples of hypothetical Portfolio Reference Basket disclosures are presented at Exhibit A.  As reflected in these examples, the Portfolio Reference Basket would disclose long positions, short positions and cash and/or cash equivalents.  To the extent that certain long positions would cover the short positions, the Portfolio Reference Basket also would denote such long positions.  Unlike the Portfolio Reference Basket, the Creation Basket would not include any short positions or the coverage assets for such short positions, as noted above.

[16]
Prior to the adoption of Rule 6c-11, the Commission also granted numerous orders to permit fully transparent ETFs that track long/short indexes or that use short positions as part of active management strategies.  See, e.g., New Age Alpha Advisors, LLC, Investment Company Act Release Nos. 33606 (Aug. 21, 2019) (notice) and 33628 (Sept. 17, 2019) (order) (standard index ETF application permitting long/short and 130/30 index ETFs); Alaia Capital, LLC, Investment Company Act Release Nos. 33580 (July 30, 2019) (notice) and 33621 (Sept. 10, 2019) (order) (standard active ETF application permitting active ETFs to enter into short positions).  These orders were rescinded in connection with the adoption of Rule 6c-11, which now provides relief for such ETFs.

1940 Act;
•
With respect to the relief pursuant to Section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act; and

•	With respect to the relief pursuant to Section 12(d)(1)(J), the relief continues to be consistent with the public interest and the protection of investors.[17]
IV.	CONDITIONS
Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order.
V.	PROCEDURAL MATTERS
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.
In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.
In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Blue Tractor ETF Trust

By:	/s/ Terence William Norman
Terence William Norman
President

Blue Tractor Group, LLC

By:	/s/ Terence William Norman
Terence William Norman
Member

[17]	See supra note 1.

BLUE TRACTOR ETF TRUST

The undersigned states that he has duly executed the attached Application dated June 3, 2022 for and on behalf of Blue Tractor ETF Trust; that he is the President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor ETF Trust

By:	/s/ Terence William Norman
Terence William Norman
President

BLUE TRACTOR GROUP, LLC

The undersigned states that he has duly executed the attached Application dated June 3, 2022, for and on behalf of Blue Tractor Group, LLC; that he is a Member of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor Group, LLC

By:	/s/ Terence William Norman
Terence William Norman
Member

RESOLUTIONS OF BLUE TRACTOR ETF TRUST

RESOLVED, that the preparation and filing with the SEC on behalf of the Trust of an application for an order to amend a prior order of exemption under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, which permits registered open-end investment companies that are actively managed exchange-traded funds to operate without being subject to a daily portfolio transparency condition (the “Application”), and any amendments and restatements thereof be, and it hereby is, authorized and approved, and the officers of the Trust be, and hereby are, authorized and directed to prepare, execute and file with the SEC the Application and any and all amendments to said Application.

EXHIBIT A

The following sample presentation of a Portfolio Reference Basket presents information about the identity and weighting of each of the long positions in a hypothetical Portfolio Reference Basket under the heading “Long Positions.”  A cash amount is also included under “Long Positions” that would serve to cover the short positions reflected in the Portfolio Reference Basket.  The cash amount also may include cash that represents cash amounts contained in the actual portfolio and cash that serves as a balancing amount to ensure that the value of the Portfolio Reference Basket equals the net asset value of a Creation Unit of Shares.  The identity and weighting of each of the short positions in the Portfolio Reference Basket are presented under the heading “Short Positions.”  The short positions in the Portfolio Reference Basket are reflected as a negative number of shares, with a negative market value and negative weightings to indicate that the short positions are viewed as liabilities within the Portfolio Reference Basket.

Example 1, ETF Portfolio Reference Basket with Short Proceeds Held in Cash.
Security Name	Ticker Symbol	CUSIP	Industry Classification	Shares	Market Value	Weighting
Long Positions
Apple	AAPL	037833100	Consumer Electronics	88	$12,080	9.66%
AT&T Inc.	T	C00206R102	Telecom Services	470	$13,682	10.95%
Carnival Corporation	CCL	143658300	Travel Services	163	$4,297	3.44%
Costco Wholesale	COST	22160K105	Discount Stores	70	$27,617	22.09%
Ford Motor Co.	F	345370860	Auto Manufacturers	379	$5,670	4.54%
IBM	IBM	459200101	Information Technology Services	87	$12,775	10.22%
Johnson & Johnson	JNJ	478160104	Drug Manufacturers	85	$14,107	11.29%
State Street Corp	STT	857477103	Asset Management	50	$4,191	3.35%
Tesla	TSLA	88160R101	Auto Manufacturers	32	$21,693	17.35%
Verizon Communications	VZ	92343V104	Telecom Services	155	$8,725	6.98%
Cash [1}					$19,077	2.02%

Short Positions
Apple	AAPL	037833100	Consumer Electronics	(56)	($7,687)	(0.77%)
JP Morgan Chase	JPM	46625H100	Banks-Diversified	(36)	($5,622)	(0.56%)
Jacobs Engineering	J	469814107	Engineering & Construction	(17)	($2,283)	(0.23%)
Kraft Heinz Co.	KHC	500754106	Packaged Foods	(82)	($3,320)	(0.33%)

[1] Cash may include amounts that cover short positions, represent cash positions within the Fund portfolio, and/or serve as a cash balancing amount.

The following sample presentation of a Portfolio Reference Basket presents information about the identity and weighting of each of the long positions in a hypothetical Portfolio Reference Basket under the heading “Long Positions.”  In this Portfolio Reference Basket, long positions generally are used to cover the short positions rather than cash and/or cash equivalents.  The long positions that are intended to cover the short positions are denoted with an asterisk.  (Note that if a certain amount of a particular security is held as a long position to cover a short position and a certain amount of that same security is held simply as a long position, the respective amounts of the security would be listed as separate line items within the Portfolio Reference Basket, and the coverage amount would be denoted with an asterisk.)  The cash amount presented under “Long Positions” reflects cash positions in the Portfolio Reference Basket.  The cash amount could include an amount to cover short positions as a supplement to the long positions that cover short positions.  The cash amount also may include cash that represents cash amounts contained in the actual portfolio and cash that serves as a balancing amount to ensure that the value of the Portfolio Reference Basket equals the net asset value of a Creation Unit of Shares.  The identity and weighting of each of the short positions in the Portfolio Reference Basket are presented under the heading “Short Positions.”  The short positions in the Portfolio Reference Basket are reflected as a negative number of shares, with a negative market value and negative weightings to indicate that the short positions are viewed as liabilities within the Portfolio Reference Basket.

Example 2, ETF Portfolio Reference Basket with Short Proceeds Invested in Additional Long Positions.
Security Name	Ticker Symbol	CUSIP	Industry Classification	Shares	Market Value	Weighting
Long Positions
Apple	AAPL	037833100	Consumer Electronics	88	$12,080	9.66%
AT&T	T	C00206R102	Telecom Services	470	$13,682	10.95%
Carnival	CCL	143658300	Travel Services	163	$4,297	3.44%
Costco	COST	22160K105	Discount Stores	70	$27,617	22.09%
Ford	F	345370860	Auto Manufacturers	379	$5,670	4.54%
IBM	IBM	459200101	Information Technology Services	87	$12,775	10.22%
J&J	JNJ	478160104	Drug Manufacturers	85	$14,107	11.29%
State Street	STT	857477103	Asset Management	50	$4,191	3.35%
Teleflex*	TFX	879369106	Medical Instruments & Supplies	1	$407	0.33%
Tesla	TSLA	88160R101	Auto Manufacturers	32	$21,693	17.35%
Twitter*	TWTR	90184L102	Internet Content & Information	13	$885	0.71%
Verizon	VZ	92343V104	Telecom Services	155	$8,725	6.98%
Walmart*	WMT	931142103	Discount Stores	7	$975	0.78%
Cash [1]					$178	0.14%

Short Positions
Apple	AAPL	037833100	Consumer Electronics	(4)	($549)	(0.44%)
JP Morgan	JPM	46625H100	Banks-Diversified	(6)	($937)	(0.75%)
Jacobs	J	469814107	Engineering & Construction	(2)	($269)	(0.21%)
Kraft Heinz	KHC	500754106	Packaged Foods	(13)	($526)	(0.42%)

* Long position to cover short sales.

[1]  Cash may include amounts that cover short positions, represent cash positions within the Fund portfolio, and/or serve as a cash balancing amount.